CHANGE-IN-CONTROL AGREEMENT

             KURZWEIL APPLIED INTELLIGENCE, INC. & THOMAS B. DOHERTY


THIS CHANGE-IN-CONTROL AGREEMENT (this "Agreement") is made as of the 14th day of February 1997 by and between Kurzweil Applied Intelligence, Inc. (hereinafter sometimes referred to as the "Company") and Thomas B. Doherty (hereinafter referred to as "Mr. Doherty").


1 Consideration. The parties are entering into this Agreement for and in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged.

2 Background. Mr. Doherty is an executive officer of the Company and as such, his title, responsibilities and status within the Company are dependent in large part upon the continued incumbency of the current management of the Company, including its Board of Directors. The Company wishes to retain the services of Mr. Doherty and therefore wishes to make provision for Mr. Doherty in the event that a Change in Control (as that term is defined in the 1995 Non-Employee Director Stock Option Plan of the Company) occurs.

3 Change in Control. In the event of a Change of Control while Mr. Doherty is employed by the Company--

      (a) The Company shall pay Mr. Doherty in a lump sum $68,000 on the effective date of the Change in Control.

      (b) Mr. Doherty shall provide to the Company his services as an employee during the 90-day period immediately following a Change in Control to assist in the transition to new management at the rate of $594 for each business day or any portion of a business day that Mr. Doherty renders services to new management of the Company (to the extent that they so request) during the 90-day period.

      (c) For a period of one year after the effective date of a Change in Control, Mr. Doherty will provide new management with informal telephone consulting services, provided however, that such consulting shall not be so time-consuming as to prevent or interfere with Mr. Doherty seeking or engaging in full-time employment or full-time consulting.

      (d) The Company shall provide to Mr. Doherty at Company expense until the first anniversary of the effective date of a Change in Control the same health benefits as are made available to other officers of the Company during such period.

4 Not an Employment Agreement. This Agreement is not and shall not be construed as an agreement by the Company to employ Mr. Doherty for any particular period of time or on any terms and conditions that are not contained herein or in any Other Agreement (as defined below).

5 Other Agreements. This Agreement is in addition to any other agreements between Kurzweil Applied Intelligence, Inc. and Mr. Doherty (each an "Other Agreement") and shall not be construed or interpreted as superceding or amending any such agreements.

6 Breach and Termination. This Agreement shall automatically expire and be of no further force or effect on the occurrence of any one or more of the following events:

Thomas B. Doherty Change-in-Control Agreement dated as of
February 14, 1997 - continued
-------------------------------------------------------------------------------


      (a) Mr. Doherty's employment is terminated for any reason prior to a Change in Control, unless such termination was demonstrably in contemplation of a particular Change in Control.

      (b) Mr. Doherty breaches any material term or condition of any Other Agreement.

7      Definition. The "Company" shall mean Kurzweil Applied Intelligence, Inc.
      (as indicated in the preface to this Agreement) or if Kurzweil Applied Intelligence, Inc. shall cease to be a legal entity, the "Company" shall mean any entity that acquires substantially all of the business or assets of Kurzweil Applied Intelligence, Inc.

8 Severability. If any provision or part of a provision of this Agreement is finally declared to be invalid by any tribunal of competent jurisdiction, such part shall be deemed automatically adjusted, if possible, to conform to the requirements for validity, but, if such adjustment is not possible, it shall be deemed deleted from this Agreement as though it had never been included herein. In either case, the balance of any such provision and of this Agreement shall remain in full force and effect. Notwithstanding the foregoing, however, no provision shall be severed if it is clearly apparent under the circumstances that either or both of the parties would not have entered into this Agreement without such provision.

9     Miscellaneous.

      (a) This Agreement contains the entire understanding of the parties on the subject matter hereof except as otherwise expressly contemplated herein; shall not be amended except by written agreement of the parties signed by each of them; shall be binding upon and inure to the benefit of the parties and their successors personal representatives and permitted assigns; may be executed in one or more counterparts each of which shall be deemed an original hereof, but all of which shall constitute but one and the same agreement; and because the obligations of Mr. Doherty are personal, shall not be assignable by Mr. Doherty.

      (b) The words "herein," "hereof," "hereunder," "hereby," "herewith" and words of similar import when used in this Agreement shall be construed to refer to this Agreement as a whole. The word "including" shall mean including, but not limited to any enumerated items.

      (c) Each party and its counsel has reviewed this Agreement. Accordingly, the normal rule of construction that any ambiguities and uncertainties are to be resolved against the party preparing an agreement will not be employed in the interpretation of this Agreement; rather this Agreement shall be construed as if all parties had jointly prepared it.

      (d) No representation, affirmation of fact, course of prior dealings, promise or condition in connection herewith not expressly incorporated herein shall be binding on the parties.

      (e) The failure to insist upon strict compliance with any term, covenant or condition contained herein shall not be deemed a waiver of such term, nor shall any waiver or relinquishment of any right at any one or more times be deemed a waiver or relinquishment of such right at any other time or times.

      (f) The captions of the paragraphs herein are for convenience only and shall not be used to construe or interpret this Agreement.

Thomas B. Doherty Change-in-Control Agreement dated as of
February 14, 1997 - continued
--------------------------------------------------------------------------------


10 Governing Law. This Agreement shall be governed by and construed in accordance with the domestic laws of The Commonwealth of Massachusetts without giving effect to any choice of law or conflict of law provision or rule (whether of The Commonwealth of Massachusetts or of any other jurisdiction) that would cause the application hereto of the laws of any jurisdiction other than The Commonwealth of Massachusetts.


IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the day and year first above written.


Kurzweil Applied Intelligence, Inc.



By:  /s/ David R. A. Steadman                           /s/ Thomas B. Doherty
   ------------------------------------           ------------------------------
    David R. A. Steadman                                    Thomas B. Doherty
    Chairman, Compensation Committee